Exhibit A

Ceragon Reports 18.3% Increase in Quarterly Revenue
GAAP EPS of $0.04 Per Share in the Fourth Quarter

Revenue Diversification, Expense Management, Enable Consistent Profitability

Rosh Ha'ain, Israel, February 11, 2025 -- Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today reported its financial results for the fourth quarter period ended December 31, 2024.

Q4 2024 Financial Highlights:

•	Revenues of $106.9 million, up 18.3% from $90.4 million in the same quarter last year
•	Operating income of $9.5 million on a GAAP basis, or $12.2 million on a non-GAAP basis
•	Net Income of $3.6 million on a GAAP basis, or $7.7 million on a non-GAAP basis
•	EPS of $0.04 per diluted share on a GAAP basis, or $0.09 per diluted share on a non-GAAP basis

FY 2024 Financial Highlights:

•	Revenues of $394.2 million, up 13.5% year-over-year, in-line with full-year guidance and the highest level since 2012
•	Record Operating income of $38.7 million on a GAAP basis, or a record $48.8 million on a non-GAAP basis
•	Net income of $24.1 million on a GAAP basis, or $36.4 million on a non-GAAP basis
•	EPS of $0.27 per diluted share on a GAAP basis, or $0.41 per diluted share on a non-GAAP basis

Q4 2024 Business Highlights:

•	India: all-time record quarterly revenues.
•	Improving visibility in India as commercial terms for 2025 with two major customers are being finalized
•	New IP-50EXA product, including features that have been requested by existing customers in India and other markets, expected to be delivered in the second half of 2025
•	Pricing and operational efficiency providing advantages vs. competitors
•	North America: Bookings increased sequentially compared to the third quarter
•	Improved bookings from North America and primarily tier-1 service providers offset delays from private network customers
•	Strong quarter in APAC, winning business that included Siklu by Ceragon products

“This was a record year for Ceragon, achieving record operating profit on the highest revenue levels since 2012, while continuing to execute our growth strategy,” commented Doron Arazi, Ceragon’s Chief Executive Officer. “We expanded our presence in the key market of India, grew our private network business, and made two acquisitions that have bolstered our offerings in the fastest-growing segment of the market, the private networks and mmW equipment markets for both private and public networks. I believe we enter 2025 in the strongest competitive position since I joined the company, with best-of-breed solutions targeting a broad pipeline of opportunities in multiple verticals.”

Arazi concluded, “While near-term visibility across the industry is limited, especially regarding order timing within our core markets from tier-one service providers, we remain cautiously optimistic that 2025 may eventually be a year of growth and improved profitability as we see initial recovery signs in the CSP market, reported by RAN and fiber vendors and as we execute our plans to further increase our market share in private networks.”

Primary Fourth Quarter 2024 Financial Results:

Revenues were $106.9 million, up 18.3% from $90.4 million in Q4 2023 and up 4.1% from $102.7 million in Q3 2024. The revenue for the fourth quarter of 2024 was the highest quarterly revenue level since Q4 2014.

GAAP Gross profit was $36.4 million, with gross margins of 34.0%, compared to a gross margin of 34.4% in Q4 2023.

GAAP Operating income was $9.5 million compared with $4.2 million in Q4 2023 and $14.6 million for Q3 2024.

GAAP Net income (loss) was $3.6 million, or $0.04 per diluted share, compared with $(1.2) million, or $(0.01) per diluted share for Q4 2023 and $12.2 million, or $0.14 per diluted share for Q3 2024.

Non-GAAP results were as follows: Gross margin was 34.3%, operating income was $12.2 million, and net income of $7.7 million, or $0.09 per diluted share.

Primary Full-Year 2024 Financial Results:

Revenues were $394.2 million, up 13.5% from $347.2 million in 2023 and the highest full-year revenue level since 2012.

GAAP Gross profit was $136.9 million, with gross margins of 34.7%, compared to a gross margin of 34.5% in 2023.

GAAP Operating income was a record $38.7 million compared to $21.2 million for 2023.

GAAP Net income was $24.1 million, or $0.27 per diluted share, compared to $6.2 million, or $0.07 per diluted share for 2023. Full-year GAAP net income was the highest since 2008.

Non-GAAP results were as follows: Gross margin was 35.1%, operating profit was a record $48.8 million, and net income was $36.4 million, or $0.41 per diluted share.

Balance Sheet

Cash and cash equivalents were $35.3 million on December 31, 2024, compared to $28.2 at December 31, 2023.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q4 2024
India	52%
EMEA	15%
North America	12%
APAC	11%
Latin America	10%

Outlook

For 2025, management expects revenue between $390 million and $430 million, inclusive of contributions from the E2E acquisition. Management expects Non-GAAP operating margins to be at least 10% at the low end of this revenue range, with improved free cash flow compared to 2024.

Conference Call

The Company will host a Zoom web conference today at 8:30 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Recent geopolitical events could impact the live question and answer session. In this unlikely event, management’s prepared remarks will be pre-recorded, and the question and answer session would be rescheduled.

The Company will host a Zoom conference call on the same day at 8:30 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join the live call, a replay will be available on our website at www.ceragon.com within 24 hours after the call.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries.

Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the 1projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of the evolving nature of the war situation in Israel and the related evolving regional conflicts; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks associated with the recent acquisition of End 2 End Technologies; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on March 21, 2024, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press-release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:

Rob Fink
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023

Revenues	106,932	90,359	394,190	347,179
Cost of revenues	70,550	59,296	257,339	227,310

Gross profit	36,382	31,063	136,851	119,869

Operating expenses:
Research and development, net	8,969	9,070	34,951	32,274
Sales and Marketing	11,077	10,544	44,717	40,577
General and administrative	5,374	6,445	14,220	23,793
Restructuring and related charges	-	-	1,416	897
Acquisition- and integration-related charges	283	835	1,660	1,118
Other operating expenses	1,160	-	1,160	-
Total operating expenses	26,863	26,894	98,124	98,659

Operating income	9,519	4,169	38,727	21,210

Financial expenses and others, net	4,863	3,402	11,474	8,468

Income before taxes	4,656	767	27,253	12,742

Taxes on income	1,046	1,970	3,190	6,522

Net income (loss)	3,610	(1,203)	24,063	6,220

Basic net income (loss) per share	0.04	(0.01)	0.28	0.07
Diluted net income (loss) per share	0.04	(0.01)	0.27	0.07
Weighted average number of shares used in computing basic net income (loss) per share	87,207,634	85,054,173	86,191,178	84,617,774
Weighted average number of shares used in computing diluted net income (loss) per share	89,987,560	85,054,173	88,460,001	85,482,626

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	35,311	28,237
Trade receivables, net	149,619	104,321
Inventories	59,693	68,811
Other accounts receivable and prepaid expenses	16,415	16,571

Total current assets	261,038	217,940

NON-CURRENT ASSETS:
Severance pay and pension fund	4,915	4,985
Property and equipment, net	36,764	30,659
Operating lease right-of-use assets	16,702	18,837
Intangible assets, net	16,791	16,401
Goodwill	7,749	7,749
Other non-current assets	1,037	1,954

Total non-current assets	83,958	80,585

Total assets	344,996	298,525

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	91,157	67,032
Deferred revenues	2,573	5,507
Short-term loans	25,200	32,600
Operating lease liabilities	2,971	3,889
Other accounts payable and accrued expenses	29,547	23,925

Total current liabilities	151,448	132,953

LONG-TERM LIABILITIES:
Accrued severance pay and pension	8,359	9,399
Deferred revenues	-	670
Operating lease liabilities	12,936	13,716
Other long-term payables	5,928	7,768

Total long-term liabilities	27,223	31,553

SHAREHOLDERS' EQUITY:
Share capital	224	224
Additional paid-in capital	447,377	437,161
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(10,060)	(8,087)
Accumulated deficit	(251,125)	(275,188)

Total shareholders' equity	166,325	134,019

Total liabilities and shareholders' equity	344,996	298,525

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)

	Three months ended		Year ended
	December 31,		December 31,
	2024	2023	2024	2023

Cash flow from operating activities:
Net income (loss)	3,610	(1,203)	24,063	6,220
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,251	2,466	12,112	9,967
Loss from sale of property and equipment, net	38	-	207	61
Stock-based compensation expense	921	938	4,298	3,964
Decrease (increase) in accrued severance pay and pensions, net	(239)	88	(970)	(267)
Decrease (increase) in trade receivables, net	(28,437)	1,856	(46,224)	(2,370)
Decrease in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	3,656	15,085	1,344	16,994
Decrease (increase) in inventory	(309)	4,681	7,606	6,303
Decrease in operating lease right-of-use assets	939	794	4,632	3,781
Increase (decrease) in trade payables	15,291	(1,121)	23,032	(1,847)
Increase (decrease) in other accounts payable and accrued expenses (including other long-term payables)	3,549	(2,720)	3,898	1,677
Decrease in operating lease liability	(689)	(73)	(4,196)	(4,034)
Decrease in deferred revenues	(452)	(9,830)	(3,604)	(9,562)
Net cash provided by operating activities	1,129	10,961	26,198	30,887

Cash flow from investing activities:
Purchases of property and equipment, net	(3,727)	(2,548)	(14,581)	(9,955)
Software development costs capitalized	(645)	(661)	(1,883)	(2,944)
Payments made in connection with business acquisitions, net of acquired cash	-	(7,971)	-	(7,971)
Net cash used in investing activities	(4,372)	(11,180)	(16,464)	(20,870)

Cash flow from financing activities:
Proceeds from exercise of stock options	5,071	9	5,878	39
Repayments of bank credits and loans, net	-	(5,600)	(7,400)	(4,900)
Net cash provided by (used in) financing activities	5,071	(5,591)	(1,522)	(4,861)

Effect of exchange rate changes on cash and cash equivalents	(531)	81	(1,138)	133
Increase (decrease) in cash and cash equivalents	1,297	(5,729)	7,074	5,289
Cash and cash equivalents at the beginning of the period	34,014	33,966	28,237	22,948
Cash and cash equivalents at the end of the period	35,311	28,237	35,311	28,237

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023

GAAP Cost of revenues	70,550	59,296	257,339	227,310
Stock-based compensation expenses	(121)	(115)	(495)	(485)
Amortization of acquired intangible assets	(189)	(57)	(756)	(57)
Excess cost on acquired inventory in business combination (*)	-	(525)	(124)	(525)
Non-GAAP Cost of revenues	70,240	58,599	255,964	226,243

GAAP Gross profit	36,382	31,063	136,851	119,869
Stock-based compensation expenses	121	115	495	485
Amortization of acquired intangible assets	189	57	756	57
Excess cost on acquired inventory in business combination (*)	-	525	124	525
Non-GAAP Gross profit	36,692	31,760	138,226	120,936

GAAP Research and development expenses	8,969	9,070	34,951	32,274
Stock-based compensation expenses	(192)	(156)	(701)	(828)
Loss from termination of joint development agreement	-	(1,199)	-	(1,199)
Non-GAAP Research and development expenses	8,777	7,715	34,250	30,247

GAAP Sales and marketing expenses	11,077	10,544	44,717	40,577
Stock-based compensation expenses	(332)	(320)	(1,356)	(1,416)
Amortization of acquired intangible assets	(117)	(49)	(622)	(49)
Non-GAAP Sales and marketing expenses	10,628	10,175	42,739	39,112

GAAP General and administrative expenses	5,374	6,445	14,220	23,793
Stock-based compensation expenses	(276)	(347)	(1,746)	(1,238)
Non-GAAP General and administrative expenses	5,098	6,098	12,474	22,555

GAAP Restructuring and related charges	-	-	1,416	897
Restructuring and related charges	-	-	(1,416)	(897)
Non-GAAP Restructuring and related charges	-	-	-	-

GAAP Acquisition- and integration-related charges	283	835	1,660	1,118
Acquisition- and integration-related charges	(283)	(835)	(1,660)	(1,118)
Non-GAAP Acquisition- and integration-related charges	-	-	-	-

GAAP Other operating expenses	1,160	-	1,160	-
Other operating expenses	(1,160)	-	(1,160)	-
Non-GAAP Other operating expenses	-	-	-	-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS (U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023

GAAP Operating income	9,519	4,169	38,727	21,210
Stock-based compensation expenses	921	938	4,298	3,967
Amortization of acquired intangible assets	306	106	1,378	106
Excess cost on acquired inventory in business combination (*)	-	525	124	525
Loss from termination of joint development agreement	-	1,199	-	1,199
Restructuring and other charges	-	-	1,416	897
Acquisition- and integration-related charges	283	835	1,660	1,118
Other operating expenses	1,160	-	1,160	-
Non-GAAP Operating income	12,189	7,772	48,763	29,022

GAAP Financial expenses and others, net	4,863	3,402	11,474	8,468
Leases – financial income (expenses)	15	(754)	(167)	253
Non-cash revaluation expenses associated with business combination	(1,385)	(110)	(1,703)	(110)
Non-GAAP Financial expenses and others, net	3,493	2,538	9,604	8,611

GAAP Tax expenses	1,046	1,970	3,190	6,522
Non-cash tax adjustments	-	(478)	(413)	(2,851)
Non-GAAP Tax expenses	1,046	1,492	2,777	3,671

GAAP Net income (loss)	3,610	(1,203)	24,063	6,220
Stock-based compensation expenses	921	938	4,298	3,967
Amortization of acquired intangible assets	306	106	1,378	106
Excess cost on acquired inventory in business combination (*)	-	525	124	525
Loss from termination of joint development agreement	-	1,199	-	1,199
Restructuring and other charges	-	-	1,416	897
Acquisition- and integration-related charges	283	835	1,660	1,118
Other operating expenses	1,160	-	1,160	-
Leases – financial expenses (income)	(15)	754	167	(253)
Non-cash revaluation expenses associated with business combination	1,385	110	1,703	110
Non-cash tax adjustments	-	478	413	2,851
Non-GAAP Net income	7,650	3,742	36,382	16,740

GAAP Basic net income (loss) per share	0.04	(0.01)	0.28	0.07
GAAP Diluted net income (loss) per share	0.04	(0.01)	0.27	0.07
Non-GAAP Diluted net income per share (**)	0.09	0.04	0.41	0.20

(*) Consists of charges to cost of revenues for the difference between the fair value of acquired inventory in business combination, which was recorded at fair value, and the actual cost of this inventory, which impacts the Company’s gross profit.
(**) Weighted average number of shares used in computing diluted net income per share is the same as in GAAP